UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CANADIAN OCCIDENTAL PETROLEUM LTD.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   136 420 106
                                 (CUSIP Number)

                                   Jane Beatty
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, Suite 300
                        Toronto, Ontario, Canada M2M 4H5
                                  416-730-6178
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136 420 106

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Ontario Teachers' Pension Plan Board

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)    [ ]

      (b)    [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      An Ontario, Canada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      22,608,418*

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      22,608,418*

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,608,418*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.1%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      EP



------------

         * Ontario Teachers' Pension Plan Board owns 22,458,418 shares of Canadian Occidental Petroleum Ltd., and has the right to acquire within 60 days an additional 150,000 shares pursuant to 1,500 call option contracts.

Item 1.  Security and Issuer.

         This statement relates to the common shares (the "Shares") of Canadian Occidental Petroleum Ltd. (the "Issuer"). The address of the Issuer's principal executive offices is 635 - 8th Avenue South West, Calgary, Alberta, Canada T29 3Z1.

Item 2.  Identity and Background.

         (a)-(c) & (f) This statement is being filed by the Ontario Teachers' Pension Plan Board, an Ontario, Canada corporation (the "Board"). The principal business address of the Board is 5650 Yonge Street, Suite 300, Toronto, Ontario, Canada M2M 4H5. The Board administers a pension plan and manages a pension fund.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of the Board, each person controlling the Board and each executive officer and director of any corporation or other person in control of the Board is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) & (e) During the last five years, neither the Board, nor, to the best knowledge of the Board, any of its directors or executive officers, any person controlling the Board nor any executive officer or director of any corporation or other person in control of the Board, all as listed in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Prior to April 18, 2000, the Board acquired an aggregate of 2,234,798 Shares and 1,500 call option contracts to purchase an aggregate of 150,000 Shares. The net amount of funds used by the Board to acquire these Shares and call option contracts was Cdn $47,332,445.05 (net of commissions paid).

         The Board acquired 20,223,620 Shares on April 18, 2000 at Cdn $29.61 per Share. The net amount of funds used by the Board to acquire these 20,223,620 Shares was Cdn $598,821,388.20.

         All of the funds used by the Board to acquire the 22,458,418 Shares and the 1,500 call option contracts came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board.

Item 4.  Purpose of Transaction.

         On March 1, 2000, the Issuer, the Board and Occidental Petroleum Corporation ("Oxy"), a Delaware corporation, entered into an Acquisition Agreement, attached hereto as Exhibit 1, which was clarified by a letter agreement dated as of March 17, 2000, attached hereto as Exhibit 2 (such acquisition agreement, as clarified by the letter agreement, the "Acquisition Agreement"), and incorporated herein by reference, pursuant to which, on April 18, 2000, after Issuer shareholder approval was obtained on April 17, 2000, the Board purchased an aggregate of 20,223,620 Shares from Occidental Chemical Investment (Canada) 1 Inc., a Delaware corporation, and Occidental Chemical Investment (Canada) 2 Inc., a Delaware corporation, each a wholly-owned subsidiary of Oxy. The Board acquired and continues to hold the Shares and call option contracts reported herein for investment purposes.

         Pursuant to the terms of the Acquisition Agreement, and as more fully set forth therein, so long as the Board continuously holds at least 10% of the outstanding Shares, if, immediately after the time any person is to be elected or appointed as a director of the Issuer, the person last nominated by the Board to be a member of the Issuer's board would not be a director of the Issuer, the Board may designate one individual to the list of persons to be nominated by the Issuer (or its management as the case may be) to serve as a member of the board of directors of the Issuer. The Issuer shall use all reasonable efforts to cause such nominee to be elected or appointed to the board of directors of the Issuer.

         Pursuant to the terms of the Acquisition Agreement, and as more fully set forth therein, for a period of one year from April 18, 2000, Oxy has agreed that it and its affiliates will not, without the prior written authorization of the Board, (i) acquire Shares that would require disclosure pursuant to Section 13(d) of the Act, or (ii) solicit proxies of the Issuer's shareholders or form or join or in any way participate in a proxy group.

         Pursuant to the Registration Rights Schedule attached to the Acquisition Agreement, as more fully set forth therein, the Issuer granted to the Board the following registration rights with respect to Shares held by the
Board: (i) from and after April 18, 2000, provided that the Board has from such date continuously owned at least 5% of the outstanding Shares, piggyback registration rights, subject to customary provisions reducing the number of Shares owned by the Board required to be registered, and (ii) from and after April 18, 2005, provided the Board continuously owns at least 10% of the outstanding Shares, two demand registrations (one registration to be kept effective not less than 90 days and the other to be kept effective not less than 20 days) in each 12 month period thereafter.

         In fulfilling its responsibilities as an owner of Shares, the Board may make its views known to the management and/or board of directors of the Issuer when proxies are solicited and on other occasions. Depending on market conditions and other factors that the Board may deem material to its investment decisions, additional Shares, or options or other derivative securities related to the Shares, may be purchased on the open market or in private transactions. Depending on the same factors, Shares currently owned by the Board (or hereafter acquired), or options or other derivative securities related to the Shares, may be sold on the open market or in private transactions.

         Except as set forth in this Item 4, the Board has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the close of business on April 18, 2000, the Board beneficially owned 22,608,418 Shares (150,000 Shares of which the Board has the right to acquire pursuant to call option contracts). Pursuant to information provided by the Issuer, 118,293,572 Shares were outstanding as of the close of business April 18, 2000 (after the cancellation of 20,000,000 Shares purchased by the Issuer on April 18, 2000). Based on such information, the 22,608,418 Shares beneficially owned by the Board as of the close of business on April 18, 2000 represent approximately 19.1% of the Shares outstanding. The Board has sole voting and dispositive power over all of the 22,608,418 Shares beneficially owned by it.

         Except as described above, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A hereto beneficially owns any Shares, other than Jalynn Bennett who beneficially owns 850 Shares.

         (c) Except as described in Item 3, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the following transactions:

Party and               Number of Shares       Price Per Share       Where/How
-------------------     ----------------       ---------------       ---------
Date of Transaction                            (net of commissions)  Transaction Effected
-------------------                            --------------------  --------------------

By the Board
  February 18, 2000     Sell 11,000 Shares     Cdn $26.97
  February 18, 2000     Buy 15,000 Shares      Cdn $27.68            All transactions
  February 21, 2000     Buy 5,000 Shares       Cdn $27.02            effected through a
                                                                     broker on the
By Jalynn Bennett                                                    Toronto Stock
  April 17, 2000        Sell 50 Shares         Cdn $34.46            Exchange
                        (from an account
                        over which Ms. Bennett
                        does not exercise
                        investment discretion)


         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 4, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A hereto has a contract, arrangement, understanding or relationship with any other person regarding any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         See Exhibit Index attached hereto.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2000

                                            ONTARIO TEACHERS' PENSION PLAN BOARD


                                            /s/ Jane Beatty
                                            -----------------------------
                                            Name:  Jane Beatty
                                            Title: Legal Counsel, Investments

                                   Schedule A

         Set forth below are the names and positions of all of the directors and executive officers of the Board, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the citizenship of each person listed below is Canadian, and the business address of each person listed below is 5650 Yonge Street, Toronto, Ontario, Canada M2M 4H5.

------------------------------------------------       -------------------------------------------------------
Name, Citizenship and Business Address                 Principal Employment and Employer
------------------------------------------------       -------------------------------------------------------
Claude Lamoureux                                       President and Chief Executive Officer of the Board
------------------------------------------------       -------------------------------------------------------
Robert W. Korthals                                     Chairperson of the Board; Retired Financial Executive
121 King Street West
Suite 2525
Toronto, Ontario
Canada
M5H 3T9
------------------------------------------------       -------------------------------------------------------
Jalynn Bennett                                         Director of the Board; President of Jalynn H. Bennett
247 Davenport Rd.                                      Associates, a strategic planning consulting firm
Suite 303                                              whose principal business address and office are the
Toronto, Ontario                                       same as for Ms. Bennett
Canada
M5R 1J9
------------------------------------------------       -------------------------------------------------------
David Lennox                                           Director of the Board; Retired Secretary for Ontario
55 Lombard Street                                      Teachers' Federation, a teacher's union
Suite 413
Toronto, Ontario
Canada
M5C 2R7
------------------------------------------------       -------------------------------------------------------
Ann Finlayson                                          Director of the Board; Self-employed journalist,
440 Markham Street                                     speaker, freelance editor and consultant
Toronto, Ontario
Canada
M6G 2L2
------------------------------------------------       -------------------------------------------------------
Lucy Greene                                            Director of the Board; Retired Human Resources
1736 Caughey Lane                                      Executive for Sun Life Assurance Company of Canada
Penetanguishene, Ontario
Canada
L9M 1X4

------------------------------------------------       -------------------------------------------------------
Geoff Clarkson                                         Director of the Board; Retired Partner with Ernst &
P.O. Box 251                                           Young
Toronto-Dominion Centre
Toronto, Ontario
Canada
M5K 1J7
------------------------------------------------       -------------------------------------------------------
Gary Porter                                            Director of the Board; Self-employed Chartered
820-439 University Ave.                                Accountant
Toronto, Ontario
Canada
M5G 1Y8
------------------------------------------------       -------------------------------------------------------
Ralph Lean, Q.C.                                       Director of the Board; Partner at the law firm of
40 King Street West                                    Cassels Brock & Blackwell
Suite 2100
Toronto, Ontario
Canada
M5H 3C2
------------------------------------------------       -------------------------------------------------------
John S. Lane, C.F.A.                                   Director of the Board; Retired Senior Vice-President,
77 Dawlish Avenue                                      Investments, Sun Life Assurance Company of Canada
Toronto, Ontario
Canada
M4N 1H2
------------------------------------------------       -------------------------------------------------------
Robert Bertram                                         Executive Vice-President, Investments of the Board
------------------------------------------------       -------------------------------------------------------
Allan Ressor                                           Executive Vice-President, Member Services and Chief
                                                       Information Officer of the Board
------------------------------------------------       -------------------------------------------------------
John Brennan                                           Vice-President, Human Resources and Public Affairs of
                                                       the Board
------------------------------------------------       -------------------------------------------------------
Andrew Jones                                           Vice-President, Finance of the Board
------------------------------------------------       -------------------------------------------------------
Peter Maher                                            Vice-President, Internal Audit of the Board
------------------------------------------------       -------------------------------------------------------
Roger Barton                                           Vice-President, General Counsel & Secretary of the
                                                       Board
------------------------------------------------       -------------------------------------------------------
Rosemarie McClean                                      Vice-President, Client Services of the Board
------------------------------------------------       -------------------------------------------------------
Morgan McCague                                         Vice-President, Quantitative Investments of the Board
------------------------------------------------       -------------------------------------------------------
Neil Petroff                                           Vice-President, International Equity Indexes, Fixed
                                                       Income and Foreign Exchange of the Board
------------------------------------------------       -------------------------------------------------------
Brian Gibson                                           Vice-President, Equities of the Board
------------------------------------------------       -------------------------------------------------------
Michael Lay                                            Vice-President, Merchant Banking of the Board
------------------------------------------------       -------------------------------------------------------
Brian J. Muzyk                                         Vice-President, Real Estate of the Board
------------------------------------------------       -------------------------------------------------------
Leo de Bever                                           Vice-President, Research & Economics of the Board
------------------------------------------------       -------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit No.                        Description

     1. Acquisition Agreement dated as of March 1, 2000, among the Issuer, the Board and Oxy.

     2. Letter Agreement dated as of March 17, 2000, among Goodman Phillips and Vineberg, the Issuer, and Oxy.